October 17, 2016
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CLIENT/MATTER NUMBER
072603-0102

Via EDGAR System

Valerie Lithotomos U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:	Registration Statement on Form N-1A
(Filed on August 17, 2016)

Dear Valerie:

On behalf of our client, FMI Funds, Inc., a Wisconsin corporation (Investment Company Act File No. 811-07831), which has three portfolios, the FMI Large Cap Fund (the “Large Cap Fund”), the FMI Common Stock Fund (the “Common Stock Fund”) and the FMI International Fund (the “International Fund” and together with the Large Cap Fund and Common Stock Fund, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement (the “Registration Statement”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Funds’ responses (in regular type).

Registration Statement

1.            The prospectus references the ability to invest in exchange-traded funds (ETFs), but there are no acquired fund fees and expenses (AFFE) referenced in the expense table.  Please confirm that ETF investments are not expected to trigger the need for AFFE disclosure.

Response:  The ETF investments of the Funds are not expected to trigger the need for AFFE disclosure in the expense table of each Fund.

2.    Please provide more prominent reference in the prospectus that the Large Cap Fund is subject to the name rule.  Also, please specify the notice period required by the name rule.

Response:  The Large Cap Fund has revised the Prospectus to make this disclosure.  See attached redline.

3.    Please explain supplementally why the Large Cap Fund considers a company with a market capitalization of $5 billion to be a large capitalization company.  Are there industry indices, classifications used by mutual fund rating organizations, or definitions used in financial publications that use a base line figure of $5 billion? (See Frequently Asked Questions About Rule 35d-1 (December 4, 2001), Question 6.)

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

October 17, 2016

Response:  In defining large capitalization companies, a fund may use any reasonable definition.  The Large Cap  Fund and its investment adviser considered the indices and industry classifications, and other “pertinent references” they deem appropriate in establishing the threshold.  For example, the Large Cap Fund notes that the low end of the capitalization range for the S&P 500 Index, a common comparative index for large cap funds, is often near or below a threshold of $5 billion.  While there is disparity regarding how others define large capitalization, the Large Cap Fund believes that the $5 billion is not uncommon and it is a reasonable and appropriate definition of large cap issuers.  The Large Cap Fund also believes that the definition is not misleading, as it is fully disclosed to investors.

4.    The Large Cap Fund identifies one of its principal risks as Medium Capitalization Companies Risk, but investments in medium capitalization companies do not appear to be a principal investment strategy.  Please confirm.

Response:  The Large Cap Fund has revised the disclosure to reference medium capitalization companies.  See attached redline.

5.    Please add disclosure surrounding the political and economic factors that can negatively impact the International Fund.

Response:  The International Fund has revised the Prospectus to make this disclosure.  See attached redline.

* * *

Very truly yours,

 /s/ Peter D. Fetzer

Peter D. Fetzer